[Letterhead of Cahill Gordon & Reindel llp]

June 12, 2015

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:          Cahill Gordon & Reindel LLP
Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-203958)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Cahill Gordon & Reindel LLP (“Cahill”) hereby requests the withdrawal of the registration statement on Form F-3 (File No. 333-203958), together with all exhibits thereto (the “Registration Statement”), filed under Cahill’s Central Index Key (“CIK”) on May 7, 2015.  Cahill is U.S. legal counsel to Global Sources Ltd. (“Global Sources”).  The Registration Statement was mistakenly filed under Cahill’s CIK instead of Global Sources’ CIK.  Cahill confirms that no securities have been sold in reliance on the above-referenced registration statement.

Cahill also respectfully requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Cahill CIK.

We ask that this matter be resolved as quickly as possible.  Please do not hesitate to contact me at (212) 701-3491 if you have any questions regarding this matter.

Sincerely, By: /s/ Stuart Downing Stuart Downing Partner

cc:           Joshua Goldberg
Andrew Schwartz